
Pete Srejovic
Head of Technology
Joe Petro
Chief Operating Officer
Nick Forte
Managing Director, IT
Mark DeSantis
Director, Product Development
Bob Lyddy
Director, Quality Assurance
Ling Yu
Senior Software Engineer
Tim Puglia
Director, IT Operatons
Tom Lewis
Senior Software Developer
Yaron Bental
Software Developer (c)
Alex Matro
Software Developer
Jyoti Deka
Software Engineer
Lee Zeitz
Software Engineer
Robert Feeser
Software Engineer
Nate Hughes
Database Administrator
John Italiano
Network Engineer
Kaushik Pattamadai
Lead QA Engineer
Greg Jablonski
Sr. Business Analyst
Martha Armstrong
Business Analyst
Neerja Kumar
QA Analyst
Navitha Medavarapu
QA Analyst (c)
Samantha Micheal
Associate Technical Product Support
Alim Khan
Data Analyst
Mumbai
Jitender Kumar Arora
Data Analyst
Mumbai
Milena Rubin
Project Manager (c)


Heidi Miller
Interim Chief Legal Officer
Scott Schilling
Global Chief Compliance Officer/ Designated Compliance Officer of MCR
Michael Yuan
VP, Legal
Joe Petro
Chief Operating Officer
John McDevitt
Compliance Officer
Candace Cheng
Senior Compliance Officer

Sales


Jim Tanner
Head of Business
Joe Petro
Chief Operating Officer
Gregg Novek
Sales Director
Alexis Danilo
VP, Sales
Shane Beeson
VP, Sales
Matthew Felix
Sales

Accounting/Finance


John Babirack
Director, Financial Planning
Anne Glass
Senior Accountant

Quantitative Research


Lee Davidson
VP
Olgay Cangur
Director
Christopher King
Quantitative Analyst
Rohini Madgula
Quantitative Credit Developer

Marketing and Communications


Margaret Cohen
Head of Corporate Communications
Vanessa Sussman
Director Of Media Relations

- **Vickie Tillman**, President
  - **Joe Petro**, Chief Operating Officer
    - Gregg Murdock, Director Business Develop CMBS
    - Brian Vonderhorst, Director Business Develop RMBS
    - Peter Danna, Director Business Develop ABS
    - Thomas Myhre, Director Business Develop Corp
    - Lauren Kelley, Operations Coordinator
    - Moinul Azam, Director of Product Development
      - Peter Kozak, VP Product Development
    - Michelle Weiss, Marketing & Communications Mgr
      - Troy Gentile, Operations Intern
  - **Ken Cheng**, Managing Director, CMBS
    - Frank Innaurato, Managing Director MQIC Leader
    - David Putro, SVP CMBS Surveillance
      - Matthew Bendzlowicz, SVP, CMBS
        - Douglas Gray, AVP, CMBS
        - Douglas Lachmuth, AVP, CMBS
        - Rena Patel, AVP, CMBS
        - Jonathan Ramel, AVP, CMBS
        - Daniel Kelly, Associate, CMBS
        - Jack Hunsicker, Associate, CMBS
      - Beth Forbes, VP, CMBS
      - Christopher Beugless, AVP, CMBS
      - Amy Gallagher, AVP, CMBS
      - Chris Meyer, AVP, CMBS
      - Rachel Still, AVP, CMBS
      - Najee Ingram, Associate, CMBS
    - Edward Dittmer, VP CMBS Surveillance
      - Steven Jellinek, VP, CMBS
      - Mark Williams, SVP, CMBS
        - Vincent Piskorski, VP, CMBS
        - Anthony Colangelo, AVP, CMBS
        - William Tierney, AVP, CMBS
        - Jessica Conicello, Associate, CMBS
    - Pratik Parikh, Director Mumbai
      - Naveen Jathan, Analytics Manager
        - Nikita Tiwari, Analyst, CMBS Mumbai
      - Aniket Habade, Associate, CMBS
    - Robert Grenda, SVP, CMBS New Issuance
      - Najee Coverson (c), CMBS Analyst
      - Jennifer Jones, VP, CMBS
      - Sal Fuschetto (c), CMBS Analyst
      - Igor Zhitnitsky, Associate, CMBS
      - Shavonne Malara (c), CMBS Analyst
      - Matt Woznicki, Associate, CMBS
      - Molly Maghran, VP, CMBS
      - Chandan Banerjee, SVP, CMBS
        - Howard Peterson, SVP, CMBS
        - Rudolf Meckel, VP, CMBS
        - Brian Snow, VP, CMBS
        - Celeste Stinson, VP, CMBS
        - Min Qian, AVP, CMBS
        - Open, AVP, CMBS
        - Cara Costich, Associate, CMBS
        - Sarah Helwig, Associate, CMBS
        - Elliott Smalling, Associate, CMBS
      - Dave Sondesky, SVP, CMBS
        - Fan Huang, SVP, CMBS
        - Charles Calhoun, VP, CMBS
        - Sue Sundahl, VP, CMBS
        - Luke Trainer, VP, CMBS
        - Ricky Cipko, AVP, CMBS
        - Andrew Egan, AVP, CMBS
        - John Musgrove, AVP, CMBS
        - Sergey Chelnokov, Associate, CMBS
        - Ling Han, Associate, CMBS
      - Michael Magerman, SVP, CMBS
  - **Brian Grow**, Managing Director, RMBS
    - Becky Cao, MD, RMBS
    - Kevin Dwyer, SVP, RMBS
    - Gaurav Singhania, SVP, RMBS
    - Brian Alan, VP, RMBS
    - Brian Sandler, AVP, RMBS
    - Cassie Guo, Associate, RMBS
    - Pratik Parikh, Director Mumbai
      - Rohit Jadhav, RMBS Analyst Mumbai
      - Hemangi Sanzgiri, RMBS Analyst Mumbai
      - Ganesh Shirsat, Tech Architect Mumbai
      - Yash Shah, RMBS Analytical Lead Mumbai
      - Yash Agarwal, Intern Mumbai
      - Jitender Kumar Arora, Data Analyst Mumbai
      - Alim Khan, Data Analyst Mumbai
      - Srikar Polasanapalli, Intern Mumbai
  - **Violet Diamant**, Managing Director, ABS
    - David Nathanson, SVP, ABS
    - Phoebe Xu, SVP, ABS
    - Rohit Bharill, VP, ABS
    - Diana Lande, VP, ABS
  - **Michael Gutierez**, Managing Director, ORA
    - Michael Merriam, SVP, ORA
      - Thomas Merck, SVP, ORA
    - Richard Koch, SVP, ORA
      - Monte Bays, AVP, ORA
  - **Calvin Wong**, Chief Credit Officer
    - Barbara Hoeltz, Senior Rating Quality Analyst
    - Nong Louie, Analytical Quality Officer
  - **Diana Rosenberg**, Production Editor
    - Elizabeth Knapik, Copy Editor
  - **Stephane Mah**, Director of Research
  - **Latrice Terry**, Office Manager